Exhibit 99.1

VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

AURYN RESOURCES INC.
(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general and special meeting of the Company held on June 5, 2019 (the “Meeting”):

1.
The resolution to set the number of directors of the Company at seven (7) was approved by a simple majority. Shares voted by proxy represented 27,331,556 votes For and 222,497 votes Against.

2.
The following directors were elected, with the following voting results for each nominee:

DIRECTOR	FOR	WITHHELD
Shawn Wallace	27,378,837	175,226
Ivan James Bebek	27,380,611	173,452
Gordon J. Fretwell	25,028,411	2,525,652
Steve Cook	27,370,471	183,592
Jeffrey R. Mason	27,352,266	201,797
Antonio Arribas	27,363,297	190,766
Michael Kosowan	27,356,806	197,257

3.
Deloitte, Chartered Professional Accountants, were appointed auditor of the Company. Shares voted by proxy represented 42,513,744 votes For and 232,650 votes Withheld.

4.
The Special Resolution to approve the Alteration to the Articles was approved by a special majority. Shares voted by proxy represented 27,292,472 votes For and 261,591 votes Against.

There were non-votes recorded (but not voted) on each resolution as follows: (1.) 15,192,331; (2.) 15,192,331 per director; (3.) Nil; and (4) 15,192,331. Non-votes are discretionary votes given to a broker by a US beneficial holder but such votes are not allowed under Canadian Securities Regulations.